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                                                                     Exhibit 2.2

[GENERAL CABLE LOGO]                                                NEWS RELEASE

CONTACT:        STEPHEN J. SMITH                           FOR IMMEDIATE RELEASE
                Vice President & Treasurer                      October 31, 2001
                Investor Relations
                (859) 572-8684


                       GENERAL CABLE ANNOUNCES COMPLETION
                          OF BUILDING WIRE TRANSACTION

HIGHLAND HEIGHTS, KENTUCKY, October 31, 2001 - General Cable (NYSE: BGC) announced today that it has completed its transaction to divest certain of its building wire assets to Southwire Company, a privately held wire and cable producer based in Carrollton, Georgia. Initial cash proceeds of approximately $82 million were received and are subject to post-closing adjustment. The proceeds were applied to reduce General Cable's indebtedness. In addition to cash proceeds, General Cable received certain assets of the Cyber Technologies division of Southwire Company that includes manufacturing equipment capable of producing enhanced data communications cable. The Cyber Technologies assets being transferred have a value of approximately $4 million. Separately, General Cable will begin to collect outstanding receivables, which net of outstanding payables and other liabilities, should produce an additional $28 million in cash.

"The Company's financial flexibility for 2002 and beyond has improved as a result of this transaction as the divestiture reduces our financial leverage and eliminates a low return business unit," stated Gregory B. Kenny, President and Chief Executive Officer of General Cable. "We thank our building wire associates for their dedication over the last few years in what has been a difficult market environment and for their professionalism as they worked to transition the business to the new owners. With the closing of the transaction, we ultimately will have generated cash proceeds of more than $380 million from the sale or closure of non-strategic businesses over the last fifteen months and will have utilized such proceeds to significantly deleverage our balance sheet. As we look into the future, we can now more clearly focus our attention on the profitable growth of our communications, energy and specialty cables segments where we are among the leaders globally," concluded Kenny.

General Cable, headquartered in Highland Heights, Kentucky, is a leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for the communications, energy and electrical markets. The Company offers competitive strengths in such areas as breadth of product line, brand recognition, distribution and logistics, sales and service and operating efficiency. Communications wire and cable products transmit low-voltage signals for voice, data, video and control applications. Energy cables include low-, medium- and high-voltage power distribution and power transmission products. The Specialty segment is comprised of application-specific cables for uses such as electrical power generation (traditional fuels, alternative and renewable sources, and distributed generation), the oil, gas and petrochemical industries, mining, industrial automation, marine, military and aerospace applications, power applications in the telecommunications industry, and other key industrial segments. Visit our website at www.GeneralCable.com.

Statements in this press release, other than historical facts, are forward-looking statements including without limitation, statements regarding future financial results and performance, plans and objectives, capital expenditures and the Company's or management's beliefs, expectations or opinions. Actual results may differ materially from those statements as a result of factors, risks and uncertainties over which the Company has no control. Such factors include domestic and local country price competition, particularly in certain segments of the power cable, building wire and cordsets markets, and other competitive pressures; general economic conditions, particularly in construction; changes in customer purchasing patterns; the Company's ability to increase manufacturing capacity and productivity; the Company's ability to successfully complete and integrate acquisitions and divestitures; the cost of raw materials, including copper; the impact of foreign currency fluctuations; the impact of technological changes; the Company's ability to achieve productivity improvements; and other factors which are discussed in the Company's Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2001, as well as periodic reports filed with the Commission.

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Release No. 0363
10/31/01